Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-200809 of CCH I, LLC on Form S-4 of our reports dated October 24, 2014 relating to the combined financial statements and combined financial statement schedule of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. (which report on the combined financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the basis of presentation of the combined financial statements), appearing in the proxy statement/prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Selected Historical Financial Data of the GreatLand Connections Business” (Comcast Cable Systems to be Contributed to Midwest Cable, Inc.) and “Experts” in such proxy statement/prospectus.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

January 9, 2015